Mail Stop 6010

May 7, 2008

Mr. David M. Kolkind
Chief Financial Officer
1480 Northern Pacific Road
Brainerd, Minnesota 56401

> **Re:** **Nature Vision, Incorporated**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 24, 2008**
> **File No. 000-07475**

Dear Mr. Kolkind:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief